Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Abraham Rodriguez (52-81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

UNITED STATES AND MEXICO AGREE TO RESOLVE

ANTIDUMPING ORDER ON MEXICAN CEMENT

•	CEMEX will receive approximately $100 million in cash as a result of the agreement.

MONTERREY, MEXICO, January 19, 2006- CEMEX, S.A. de C.V. (NYSE: CX) announced today that officials from the Mexican and U.S. governments have reached an agreement in principle that will bring an end to the longstanding dispute over U.S. imports of Mexican cement. Under the agreement, U.S. restrictions will first be eased during a three year transition and eliminated completely in early 2009.

Following a three-year transition period, the U.S. antidumping order will be revoked, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. During the transition, 3 million tons of Mexican cement will be allowed into the U.S. annually - an increase from current levels - and quantities will be permitted to increase as the market grows during the 2nd and 3rd years of the transition, subject to a 4.5% annual cap. Quota allocations will be specified on a regional basis. The transitional tariff will be lowered to $3/ton (from approximately $26/ton currently).

As a result of the settlement, unliquidated historical duties associated with the antidumping order will be shared by the U.S. and Mexican cement industries. CEMEX will receive approximately $100 million in cash from this settlement and will also eliminate approximately $65 million in liabilities.

CEMEX has been heavily invested in the U.S. cement industry for many years, following the Company’s acquisition of Southdown in 2000 and U.K.-based RMC, which owned assets throughout the U.S., in 2005. The settlement comes not only at a time when key litigation decisions are soon to be issued, but also at a time when the U.S. is experiencing critical cement shortages. The resolution of the antidumping order will serve to enhance trade relations between the U.S. and Mexico and create benefits for U.S. consumers and the industries of both countries.

CEMEX commends the representatives of both the U.S. and Mexican governments for working so diligently to resolve this historical dispute. Recently, the Government of Mexico has been litigating the case at the World Trade Organization (WTO), the successor organization to the GATT, and a preliminary decision was due by the end of this month. That litigation is among the many aspects of the dispute that the agreement will settle. The agreement will also suspend the North American Free Trade Agreement (NAFTA) Panel proceeding concerning the U.S. International Trade Commission's decision in 2000 to allow the antidumping order to remain in effect. A decision in that case was expected later this year.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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